UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  April 2, 2007                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       APRIL 2, 2007

         TUMI RESOURCES COMMENCES DRILLING AT PHOENIX IN SONORA, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President & CEO of Tumi, announces the start of a minimum 1,000m 14-hole reverse circulation drill program at its 100%-owned Phoenix claim, located southwest of Caborca in Sonora, Mexico.

For the past few months the Company has undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim, searching for bulk tonnage gold/silver mineralization. Phoenix is underlain by Mesozoic volcanic, sedimentary and intrusive rocks covered by a young, gently dipping alluvial plain. An area roughly three km east-west by three km north-south has been gridded, from which 3,120 samples have been taken. The lines are spaced either 50m or 100m apart with stations every 20m along the lines. Most of the samples were taken from rock as the soil cover was sparse and poorly developed.

Multi-element ICP analyses of the samples have shown strongly anomalous arsenic, silver, lead, zinc, and to some extent antimony, which appears to correlate with hematite and carbonate altered horizons. These horizons seem to parallel the sedimentary and volcanic stratigraphy that trends northwest-southeast and dips gently to moderately southwest. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above. It is believed that up to five distinct horizons exist over a strike length of up to 2 1/2km; these horizons remain open to the southeast.

In the southwest corner of the grid, anomalous geochemistry coincides with a granitic body exposed over an area 400m by 700m. Numerous old workings display a stockwork-style of fracturing and mineralization that has been overprinted by discrete higher-grade veins. These high grade veins were exploited by individuals known as "gambosinos".

Mr Henstridge noted that the exploration "has defined a large, low-grade precious metal system within our Phoenix concession. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines as well as the Lluvia de Oro, La Jojoba and El Chanate deposits. We look forward to our initial drill program in this area."

Mr. Henstridge also stated that the Company has made all option payments under the Letter Agreement to acquire the La Trini silver-gold project (see news release dated January 19, 2005) and, accordingly, the Company has fully earned its 100% interest in all the subject claims. The Company has recently completed a Phase 2 drill program and results are pending (see news release dated March 21, 2007).

The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Company's projects and has verified the contents of this news release.



On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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